DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

January 23, 2026

VIA EDGAR
==========
Michael Rosenberg
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	83 Investment Group Income Fund; File Nos. 333-281984 and 811-24001

Dear Mr. Rosenberg,

On December 3, 2025, 83 Investment Group Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On January 13, 2026, you provided oral comments regarding the Registration Statement. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. In accordance with ADI 2025-16, please add disclosure to the Fund’s investment strategy in the Prospectus that the underlying private funds in which the Fund invests are not limited by the 1940 act in how they invest their assets (e.g. leverage and transactions with affiliates) and that the underlying private funds’ investments may impact the strategies, risks, and costs of and for the Fund itself. Shareholders may have limited information about the underlying private funds in which the fund is investing including with respect to the underlying private funds’ holdings, liquidity, and valuation.

Response. The Registrant has revised the disclosure as requested.

Comment 2. In accordance with ADI 2025-16, in “Fees and Expenses” on p.2 of the Prospectus, please describe the various fee structures imposed by the underlying private funds including any performance related compensation and discuss how those fees could affect underlying private funds returns and the Fund’s performance. The Fund should also disclose how multiple layers of direct and indirect fees will affect the returns realized by an investor in the Fund. In particular, the Fund should consider disclosing the effect of any underlying private funds’ performance fees or incentive allocations on the Fund’s performance including the possibility that certain of the underlying private funds may receive performance fees even if the other underlying private funds or the overall performance of the fund itself is negative.

Response. The Registrant has revised the disclosure as requested.

Comment 3. In the risk disclosure in the Prospectus, consider disclosing the risks described in ADI 2025-16.

Response. The Registrant believes tax related risks are already provided in the sections “Failure to Qualify as a RIC or Satisfy Distribution Requirement” and “Difficulty Meeting RIC Distribution Requirement.” The Registrant has revised the disclosure as requested with respect to the other risks described in ADI 2025-16.

Comment 4. In “Determination of Net Asset Value - Valuation of Private Funds,” please disclose that the Fund can only value private fund investments at NAV if permitted by applicable accounting standards.

Response. The Registrant has revised the disclosure as requested.

Comment 5. In “Management of the Fund – Investment Adviser,” please disclose the fees earned and fees waived in addition to the net fees.

Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle